

AP
3/5

UN　**09058404**

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
· 101

SECURITIES AND ~~EXCHANGE COMMISSION~~
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39258

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING＿＿01/01/2008＿＿AND ENDING＿＿12/31/2008＿＿
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2949 East Elvira Road, Suite 101
(No. and Street)

Tucson　　　　　　　　　AZ　　　　　85756
(City)　　　　　　　　　(State)　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　Gary P. Tyc　(520) 434-3720
　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
R & A CPAs

(Name – *if individual, state last, first, middle name*)

4542 E.Camp Lowell Dr., Suite 100　Tucson　　　　AZ　　　　85712
(Address)　　　　　　　　　　(City)　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Gary P. Tyc_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Davis Distributors, LLC_____, as

of _December 31_____, 2008____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
MICHELLE M. FLORES
NOTARY PUBLIC-ARIZONA
PIMA COUNTY
My Comm. Exp. Jan. 25, 2012

Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS DISTRIBUTORS, LLC
A Wholly-Owned Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2008
and Independent Auditors' Report and Supplemental
Report on Internal Control
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

DAVIS DISTRIBUTORS, LLC
A WHOLLY-OWNED SUBSIDIARY OF DAVIS
SELECTED ADVISERS, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5

For the Year Ended
December 31, 2008

and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Victor D. Puchi, CPA
Phillip C. Dalrymple, CPA

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Davis Distributors, LLC:

We have audited the following financial statements of **DAVIS DISTRIBUTORS, LLC** (the "Company"), a wholly-owned subsidiary of Davis Selected Advisers, L.P., as of and for the year ended December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Shareholders' Equity	5

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Davis Distributors, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Davis Distributors, LLC as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	7

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

R&A CPAs

A Professional Corporation

February 25, 2009

Davis Distributors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:

Cash and equivalents	$ 44,581,019
Receivables:	
Expenses advanced for mutual funds	13,183,106
Underwriting commissions	54,276
Other current assets	370,901
Total current assets	58,189,302

OTHER ASSETS:

Other assets	47,329
Deferred sales commissions, net	18,464,360
Property and equipment, net of accumulated depreciation of $2,251,437	3,903,200
TOTAL	$ 80,604,191

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$ 26,474,989
Payable to Davis Selected Advisers, LP	9,400,537
Total current liabilities	35,875,526

SHAREHOLDERS' EQUITY:

Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in capital	256,227,656
Accumulated deficit	(211,499,991)
Shareholders' equity	44,728,665
TOTAL	$ 80,604,191

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:
Distribution plan fees	$ 173,449,938
Underwriting commissions	2,151,415
Interest income	911,005
Other income	31,451
Total	176,543,809

EXPENSES:
Selling, general and administrative	202,145,250
Amortization of deferred sales commissions	7,044,052
Salaries, wages and benefits	1,890,600
Total	211,079,902

NET LOSS	$ (34,536,093)

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(34,536,093)
Adjustments to reconcile net loss to net cash provided	
by operating activities:	
Depreciation	608,661
Amortization of deferred sales commissions	7,044,052
Loss on sale of fixed assets	3,549
Changes in operating assets and liabilities:	
Expenses advanced for mutual funds	8,114,053
Underwriting commissions receivable	88,140
Due to/from related party	6,587,739
Other assets	776,135
Deferred sales commissions	321,368
Accounts payable and accrued expenses	(14,090,379)
Cash used in operating activities	(25,082,775)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(127,204)
Cash used in investing activities	(127,204)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contributions	17,000,000
Cash provided by financing activities	17,000,000
DECREASE IN CASH AND EQUIVALENTS	(8,209,979)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	52,790,998
CASH AND EQUIVALENTS AT END OF YEAR	$ 44,581,019

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

| | Common Stock | | Additional | | |
	Shares Outstanding	Amount	Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2007	100	$ 1,000	$239,227,656	$(176,963,898)	$ 62,264,758
Capital contributions			17,000,000		17,000,000
Net loss				(34,536,093)	(34,536,093)
BALANCE AT DECEMBER 31, 2008	100	$ 1,000	$256,227,656	$(211,499,991)	$ 44,728,665

See notes to financial statements

Davis Distributors, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 – Summary of Significant Accounting Policies

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P. As a limited liability company, the Company is not subject to income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds, which is recorded on the date of sale (trade date).

Commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Distribution plan fees received by the Company from such mutual funds are credited to income as earned. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments with its principal bank and in money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates market value; dividend income is recorded when earned. The money market investment is included in cash and equivalents in the Statement of Financial Condition.

Property and equipment is recorded at cost. Equipment depreciation expense is provided for over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the terms of the applicable lease agreements.

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities. In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, according to FASB Staff Position ("FSP") 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, the Company's required adoption is deferred to the fiscal year beginning after December 15, 2008. Although the Company will continue to evaluate the application of FIN 48, management does not currently believe adoption will have a material impact on the Company's results of operations or financial position.

Note 2 – Related Parties

Amounts due to Davis Selected Advisers, L.P. represent operational expense allocations and reimbursements.

Certain officers and directors of the Company also serve as officers and directors of the Funds.

Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Note 3 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $7,851,956 and net capital requirements of $2,391,701. The ratio of aggregate indebtedness to net capital was 4.57 to 1.

Davis Distributors, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:
Shareholders' equity (see Statement of Financial Condition) $ 44,728,665

Less nonallowable assets:
  Deferred sales commissions, net   (18,464,360)
  Receivables and other assets   (13,628,063)
  Property and equipment, net   (3,903,200)

Total   (35,995,623)

Net capital before haircut and other deductions   8,733,042

Less haircut on investments:
  Money Market mutual funds   (881,086)

Net capital   7,851,956

MINIMUM NET CAPITAL REQUIREMENT - The greater of
  $25,000 or 6-2/3% of aggregate indebtedness of $35,875,526   2,391,701

NET CAPITAL IN EXCESS OF REQUIREMENT $ 5,460,255

AGGREGATE INDEBTEDNESS (See Statement of Financial Condition) $ 35,875,526

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   4.57 to 1

The differences that exist between the above net capital computation and the corresponding calculations included in the Company's Form X-17A-5 Part IIA filing are immaterial.

See notes to financial statements



R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Victor D. Puchi, CPA
Phillip C. Dalrymple, CPA

February 25, 2009

Davis Distributors, LLC
2949 East Elvira Road, Suite 101
Tucson, Arizona 85706:

In planning and performing our audit of the financial statements of Davis Distributors, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combinations of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Davis Distributors, LLC
February 25, 2009
Page 2

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and its operation that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

R&A CPAs
A Professional Corporation

February 25, 2009

